ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington, DC 20005

INVESTMENT COMPANY BLANKET BOND

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
1401 H St. NW
Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group.  Your risk retention group may not be subject to all of the insurance laws and regulations of your state.  State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1.	Name of Insured (the "Insured")		Bond Number
	Professionally Managed Portfolios		87054112B

	Principal Office:	c/o US Bancorp Fund Services
777 E. Wisconsin Ave., MK WI-T4
Milwaukee, WI 53202

	Mailing Address:	c/o US Bancorp Fund Services
777 E. Wisconsin Ave., MK WI-T4
Milwaukee, WI 53202

Item 2.	Bond Period: from 12:01 a.m. on	February 15, 2012	, to 12:01 a.m. on	February 15, 2013	, or
the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.
Item 3.	Limit of Liability--
Subject to Sections 9, 10 and 12 hereof:
		LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
Insuring Agreement A-	FIDELITY	$2,500,000	$25,000
Insuring Agreement B-	AUDIT EXPENSE	$50,000	$10,000
Insuring Agreement C-	ON PREMISES	$2,500,000	$25,000
Insuring Agreement D-	IN TRANSIT	$2,500,000	$25,000
Insuring Agreement E-	FORGERY OR ALTERATION	$2,500,000	$25,000
Insuring Agreement F-	SECURITIES	$2,500,000	$25,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$2,500,000	$25,000
Insuring Agreement H-	UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$2,500,000	$25,000
Item 4.
Offices or Premises Covered--All the Insured's offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider.  Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

Item 5.	The liability of ICI Mutual Insurance Company, a Risk Retention Group (the "Underwriter") is subject to the terms of the following Riders attached hereto:

   Riders:                      1-2-3-4-5-6-7-8

and of all Riders applicable to this Bond issued during the Bond Period.

By:       /S/ Joseph R. Costello
      Authorized Representative

Bond (1/09)

INVESTMENT COMPANY BLANKET BOND

NOTICE

This policy is issued by your risk retention group.  Your risk retention group may not be subject to all of the insurance laws and regulations of your state.  State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) (“Bond”), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

INSURING AGREEMENTS

A.	FIDELITY

Loss caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B.	AUDIT EXPENSE

Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.	ON PREMISES

Loss resulting from Property that is (1) located or reasonably believed by the Insured to be located within the Insured’s offices or premises, and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A.

D.	IN TRANSIT

Loss resulting from Property that is (1) in transit in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company), and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A.  Property is “in transit” beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery at the specified destination.

E.	FORGERY OR ALTERATION

Loss caused by the Forgery or Alteration of or on (1) any bills of exchange, checks, drafts, or other written orders or directions to pay certain sums in money, acceptance, certificates of deposit, due bills, money orders, or letters of credit; or (2) other written instructions, requests or applications to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of Property, or giving notice of any bank account, which instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker; or (3) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent.  This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F.	SECURITIES

Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1) were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G.	COUNTERFEIT CURRENCY

Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America or Canada which prove to be Counterfeit.  This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H.	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from the payment of dividends, issuance of Fund shares or redemption or exchanges permitted from an account with the Fund as a consequence of

(1)	uncollectible Items of Deposit of a Fund’s customer, shareholder or subscriber credited by the Insured or its agent to such person’s Fund account, or

(2)	any Item of Deposit processed through an automated clearing house which is reversed by a Fund’s customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds).  Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I.	PHONE/ELECTRONIC TRANSACTIONS

Loss caused by a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

(1)	is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

(2)	is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

(3)	is unauthorized or fraudulent and is made with the manifest intent to deceive;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

EXCLUDING loss resulting from:

(1)	the failure to pay for shares attempted to be purchased; or

(2)
any redemption of Investment Company shares which had been improperly credited to a shareholder’s account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)
any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include Electronic Transmission) accompanied by a signature guarantee; or

(4)
any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include Electronic Transmission), where such writing is received at least one (1) day prior to such redemption request, or (c) by voice over the telephone or by Electronic Transmission at least fifteen (15) days prior to such redemption; or

(5)	the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

(6)	a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

(7)	the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A, “Fidelity” or Insuring Agreement J, “Computer Security”.

GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES--CONSOLIDATION OR MERGER--NOTICE

1.
Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

2.
If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B.	WARRANTY

No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C.	COURT COSTS AND ATTORNEYS’ FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured seeking recovery for any loss which, if established against the Insured, would constitute a loss covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that

1.	an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act or Theft which caused the loss; or

2.
in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act or Theft which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein.  At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured's name, through attorneys of the Underwriter's selection.  In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

If the amount of the Insured’s liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover.  Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

D.	INTERPRETATION

This Bond shall be interpreted with due regard to the purpose of fidelity bonding under Rule 17g-1 of the Investment Company Act of 1940 (i.e., to protect innocent third parties from harm) and to the structure of the investment management industry (in which a loss of Property resulting from a cause described in any Insuring Agreement ordinarily gives rise to a potential legal liability on the part of the Insured), such that the term “loss” as used herein shall include an Insured’s legal liability for direct compensatory damages resulting directly from a misappropriation, or measurable diminution in value, of Property.

THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS
AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING
PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1.  DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this Section:

A.	“Alteration” means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B.	“Application” means the Insured’s application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

C.
“Computer System” means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

D.	“Counterfeit” means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

E.
“Deductible Amount” means, with respect to any Insuring Agreement, the amount set forth under the heading “Deductible Amount” in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

F.
“Depository” means any “securities depository” (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

G.
“Dishonest or Fraudulent Act” means any dishonest or fraudulent act, including “larceny and embezzlement” as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

H.
“Electronic Transmission” means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

I.	“Employee” means:

(1)	each officer, director, trustee, partner or employee of the Insured, and

(2)
each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets  or capital stock of, such predecessor, and

(3)	each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

(4)	each student who is an authorized intern of the Insured, while in any of the Insured’s offices, and

(5)	each officer, director, trustee, partner or employee of

(a) an investment adviser,
(b) an underwriter (distributor),
(c) a transfer agent or shareholder accounting recordkeeper, or
(d) an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, BUT ONLY while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee;PROVIDED, that the term “Employee” shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a “Bank” (as defined in Section 2(a) of the Investment Company Act of 1940), and

(6)
each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

(7)
each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

(8)	each officer, partner or employee of

(a)	any Depository or Exchange,
(b)	any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and
(c)	any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of  systems for the central handling of securities, and

(9)
in the case of an Insured which is an “employee benefit plan” (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 (“ERISA”)) for officers, directors or employees of another Insured (“In-House Plan”), any “fiduciary” or other “plan official” (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

J.	“Exchange” means any national securities exchange registered under the Securities Exchange Act of 1934.

K.
“Forgery” means the physical signing on a document of the name of another person (whether real or fictitious) with the intent to deceive.  A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures.  Forgery does not include the signing of an individual’s own name, regardless of such individual’s authority, capacity or purpose.

L.	“Items of Deposit” means one or more checks or drafts.

M.	“Investment Company” or “Fund” means an investment company registered under the Investment Company Act of 1940.

N.
“Limit of Liability” means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading “Limit of Liability” in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

O.	“Mysterious Disappearance” means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

P.	“Non-Fund” means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

Q.	“Phone/Electronic Transaction Security Procedures” means security procedures for Phone/Electronic Transactions as provided in writing to the Underwriter.

R.
“Phone/Electronic Transaction” means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

S.
“Property” means the following tangible items:  money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), (1) in which the Insured has a legally cognizable interest, (2) in which the Insured acquired or should have acquired such an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or (3) which are held by the Insured for any purpose or in any capacity.

T.
“Securities” means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment.  “Securities” does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

U.	“Security Company” means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

V.	“Self Regulatory Organization” means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

W.
“Shareholder of Record” means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

X.	“Single Loss” means:

(1)	all loss resulting from any one actual or attempted Theft committed by one person, or

(2)	all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or

(3)	all loss caused by Dishonest or Fraudulent Acts committed by one person, or

(4)	all expenses incurred with respect to any one audit or examination, or

(5)	all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) through (3) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

Y.	“Telefacsimile” means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

Z.	“Theft” means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

SECTION 2.  EXCLUSIONS

THIS BOND DOES NOT COVER:

A.
Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs while the Property is in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured’s behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B.
Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

C.
Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

D.
Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E or F.

E.
Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E or F.

F.
Loss resulting from Property that is the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured’s contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G.	Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

H.
Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I.	Loss resulting from the surrender of Property away from an office of the Insured as a result of a threat

(1)
to do bodily harm to any person, except where the Property is in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

(2)	to do damage to the premises or Property of the Insured,

unless such loss is otherwise covered under Insuring Agreement A.

J.
All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K.	Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

L.	Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M.
Loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

N.
Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

O.
Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P.
Loss resulting from any Dishonest or Fraudulent Act or Theft committed by an Employee as defined in Section 1.I(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q.
Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

SECTION 3.  ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured’s rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond.  At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter’s written consent.

SECTION 4.  LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder to anyone other than the Insured.  As soon as practicable and not more than sixty (60) days after discovery, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars.  The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

See also General Agreement C (Court Costs and Attorneys' Fees).

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require.  The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the Property is Securities and the loss is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys’ fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit.  If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, 1401 H St. NW, Washington, DC 20005.

SECTION 5.  DISCOVERY

For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)	becomes aware of facts, or

(2)	receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that  loss covered by this Bond has been or is likely to  be incurred even though the exact amount or details of loss may not be known.

SECTION 6.  VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

(1)
the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

(2)
the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

(3)
the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability.  If the Underwriter shall make payment to the Insured for any loss of Securities, the Insured shall assign to the Underwriter all of the Insured’s right, title and interest in and to such Securities.  In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement.  To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond.  If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8.  SALVAGE

If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss.  If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount.  The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10.	MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond.  Recovery for any Single Loss may not be made under more than one Insuring Agreement.  If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11.  OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12.  DEDUCTIBLE AMOUNT

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13.  TERMINATION

The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice.  Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination.  The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter’s standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s) or Theft.  The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s) or Theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.

This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14.  RIGHTS AFTER TERMINATION

At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator.  Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business.

SECTION 15.  CENTRAL HANDLING OF SECURITIES

The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository (“Systems”), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss (the “Depository’s Recovery”); in such case the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

For determining the Insured’s share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository’s Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository’s Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured’s share of such excess loss shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16.  ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A.
the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B.
the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

C.
the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

D.
for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

E.	if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

F.	each named Insured shall constitute “the Insured” for all purposes of this Bond.

SECTION 17.  NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

A.	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

B.	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C.	the total number of outstanding voting securities.

As used in this Section, “control” means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18.  CHANGE OR MODIFICATION

This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter’s authorized representative.  Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 1

INSURED	BOND NUMBER

Professionally Managed Portfolios	87054112B
EFFECTIVE DATE
	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 15, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Akre Capital Management LLC
Boston Common Asset Management, LLC
Congress Asset Management Co.
Contravisory Investment Management, Inc.
DSM Capital Partners LLC
Windowpane Advisors, LLC
FundX Investment Group, LLC
GoodHaven Capital Management, LLC
Hodges Capital Management, Inc.
NorthCoast Asset Management, LLC
Osterweis Capital Management, Inc.
Osterweis Capital Management, LLC
Perkins Capital Management, Inc.
Portfolio 21 Investments
St. Denis J. Villere & Company
Tygh Capital Management, Inc.
Quasar Distributors, LLC
US Bancorp Fund Services, LLC
Professionally Managed Portfolios, Inc., a series fund consisting of:
o	Akre Focus Fund
o	Boston Common International Fund
o	Brown Advisory Flexible Value Fund
o	Brown Advisory Growth Equity Fund
o	Brown Advisory Intermediate Income Fund
o	Brown Advisory Maryland Bond Fund
o	Brown Advisory Opportunity Fund
o	Brown Advisory Small Cap Growth Fund
o	Brown Advisory Small Cap Fundamental Value Fund
o	Brown Advisory Value Equity Fund
o	Brown Equity Income Fund
o	Brown Advisory Tactical Bond Fund

o	CAN SLIM Select Growth Fund
o	Congress Large Cap Growth Fund
o	Contravisory Strategic Equity Fund
o	DSM Large Cap Growth Fund
o	Fund X Aggressive Upgrader Fund
o	Fund X Conservative Upgrader Fund
o	Fund X ETF Aggressive Upgrader Fund
o	Fund X ETF Upgrader Fund
o	Fund X Flexible Income Fund
o	Fund X Tactical Total Return Fund
o	Fund X Tactical Upgrader Fund
o	Fund X Upgrader Fund
o	GoodHaven Fund
o	Hodges Blue Chip 25 Fund
o	Hodges Equity Income Fund
o	Hodges Fund
o	Hodges Pure Contrarian Fund
o	Hodges Small Cap Fund
o	Jordan Opportunity Fund
o	Osterweis Fund
o	Osterweis Strategic Income Fund
o	Osterweis Strategic Investment Fund
o	The Perkins Discovery Fund
o	Portfolio 21
o	TCM Small Cap Growth Fund
o	TCM Small-Mid Cap Growth Fund
o	Villere Balanced Fund
o	Winslow Green Growth Fund

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 2

INSURED			BOND NUMBER

Professionally Managed Portfolios			87054112B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 15, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, or acts or omissions of (including services rendered by) any Insured which is not an Insured Fund ("Non-Fund") or any Employee of a Non-Fund, except loss, otherwise covered by the terms of this Bond, resulting from or in connection with (1) services rendered by a Non-Fund to an Insured Fund, or to shareholders of such Fund in connection with the issuance, transfer, or redemption of their Fund shares, or (2) in the case of a Non-Fund substantially all of whose business is rendering the services described in (1) above, the general business, activities or operations of such Non-Fund, excluding (a) the rendering of services (other than those described in (1) above) to any person, or (b) the sale of goods or property of any kind.

It is further understood and agreed that with respect to any Non-Fund, Insuring Agreements C and D only cover loss of Property which a Non-Fund uses or holds, or in which a Non-Fund has an interest, in each case wholly or partially in connection with the rendering of services by a Non-Fund to an Insured Fund, or to shareholders of such Fund in connection with the issuance, transfer, or redemption of their Fund shares.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN3.0-01 (1/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 3

INSURED			BOND NUMBER

Professionally Managed Portfolios			87054112B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 15, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the exclusion set forth at Section 2.M of this Bond shall not apply with respect to loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee in connection with offers or sales of securities issued by an Insured Fund if such Employee (a) is an employee of that Fund or of its investment adviser, principal underwriter, or affiliated transfer agent, and (b) is communicating with purchasers of such securities only by telephone or in writing, and (c) does not receive commissions on such sales; provided, that such Dishonest or Fraudulent Acts, Theft, or other acts or omissions do not involve, and such loss does not arise from, a statement or representation which is not (1) contained in a currently effective prospectus or Statement of Additional Information regarding such securities, which has been filed with the Securities and Exchange Commission, or (2) made as part of a scripted response to a question regarding that Fund or such securities, if the script has been filed with, and not objected to by, the Financial Industry Regulatory Authority; and if the entire scripted response has been read to the caller, and if any response concerning the performance of such securities is not outdated.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
RN26.0-00 (10/08)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 4

INSURED			BOND NUMBER

Professionally Managed Portfolios			87054112B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 15, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Deductible Amount for Insuring Agreement E, Forgery or Alteration, and Insuring Agreement F, Securities, shall not apply with respect to loss through Forgery of a signature on the following documents:

(1)	letter requesting redemption of $25,000 or less payable by check to the shareholder of record and addressed to the address of record; or

(2)	letter requesting redemption of $25,000 or less by wire transfer to the record shareholder's bank account of record; or

(3)
written request to a trustee or custodian for a Designated Retirement Account ("DRA") which holds shares of an Insured Fund, where such request (a) purports to be from or at the instruction of the Owner of such DRA, and (b) directs such trustee or custodian to transfer $25,000 or less from such DRA to a trustee or custodian for another DRA established for the benefit of such Owner;

provided, that the Limit of Liability for a Single Loss as described above shall be $25,000 and that the Insured shall bear 20% of each such loss.  This Rider shall not apply in the case of any such Single Loss which exceeds $25,000; in such case the Deductible Amounts and Limits of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider:

(A)	"Designated Retirement Account" means any retirement plan or account described or qualified under the Internal Revenue Code of 1986, as amended, or a subaccount thereof.

(B)	"Owner" means the individual for whose benefit the DRA, or a subaccount thereof, is established.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN27.0-02 (10/08)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5

INSURED			BOND NUMBER

Professionally Managed Portfolios			87054112B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 15, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless

(1)	such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check, and

(2)
reasonable efforts are made by the Insured, or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the Bond), and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, "Third Party Check" means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

(1)	any payee on such Third Party Check reasonably appears to be a corporation or other entity; or

(2)	such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, "Fidelity."

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN30.0-01 (1/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6

INSURED			BOND NUMBER

Professionally Managed Portfolios			87054112B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 15, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration for the premium charged for this Bond, it is hereby understood and agreed that, with respect to Insuring Agreement I only, the Deductible Amount set forth in Item 3 of the Declarations (“Phone/Electronic Deductible”) shall not apply with respect to a Single Loss, otherwise covered by Insuring Agreement I, caused by:

(1)	a Phone/Electronic Redemption requested to be paid or made payable by check to the Shareholder of Record at the address of record; or

(2)	a Phone/Electronic Redemption requested to be paid or made payable by wire transfer to the Shareholder of Record’s bank account of record,

provided, that the Limit of Liability for a Single Loss as described in (1) or (2) above shall be the lesser of 80% of such loss or $20,000 and that the Insured shall bear the remainder of each such Loss.  This Rider shall not apply if the application of the Phone/Electronic Deductible to the Single Loss would result in coverage of greater than $20,000 or more; in such case the Phone-initiated Deductible and Limit of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider, “Phone/Electronic Redemption” means any redemption of shares issued by an Investment Company, which redemption is requested (a) by voice over the telephone, or (b) by Telefacsimile.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN39.0-02 (8/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED			BOND NUMBER

Professionally Managed Portfolios			87054112B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 15, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover loss caused by a Phone/Electronic Transaction requested:

•	by use of an automated telephone tone or voice response system ; or

•	by transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections; or

•	by wireless device transmissions over the Internet (including any connected or associated intranet or extranet),

except insofar as such loss is covered under Insuring Agreement A “Fidelity” of this Bond.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN48.0-03 (12/03)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED			BOND NUMBER

Professionally Managed Portfolios			87054112B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 15, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the “Act”).  The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future “insured losses” resulting from certified “acts of terrorism.”  (Each of these bolded terms is defined by the Act.)  The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” will be partially reimbursed by the United States government under a formula established by the Act.  Under this formula, the United States government will reimburse ICI Mutual for 85% of ICI Mutual’s “insured losses” in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion.  If total “insured losses” of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount.  Amounts otherwise payable under this bond may be reduced as a result.

This bond has no express exclusion for “acts of terrorism.”   However, coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond  (including exclusions) that are permissible under the Act.  The portion of the premium that is attributable to any coverage potentially available under the bond for “acts of terrorism” is one percent (1%).

RN53.0-01 (1/09)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED			BOND NUMBER

Professionally Managed Portfolios			87054112B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 15, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this policy, it is hereby understood and agreed that Item 1 of the Declarations, Named Insured Company, shall include the following as of the effective date indicated:

FUND NAME	EFFECTIVE DATE
o Boston Common U.S. Equity Fund, a series of: Professionally Managed Portfolios, Inc.	April 30, 2012
o DSM Global Growth Fund, a series of: Professionally Managed Portfolios, Inc.	March 30, 2012
Muzinich & Company, Inc. o Muzinich Short Duration High Yield Corporate Debt Fund, each a series of: Professionally Managed Portfolios, Inc.	March 16, 2012

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

EC1.1-00 (8/00)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED	BOND NUMBER

Professionally Managed Portfolios	87054112B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

m	Osterweis Institutional Equity Fund, a series of:
Professionally Managed Portfolios, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED	BOND NUMBER

Professionally Managed Portfolios	87054112B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 27, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

m	Becker Value Equity Fund, a series of:
Professionally Managed Portfolios, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED	BOND NUMBER

Professionally Managed Portfolios	87054112B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

October 31, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

m	Congress Mid Cap Growth Fund
m	Congress All Cap Opportunity Fund, each a series of:
Professionally Managed Portfolios, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 1

INSURED	BOND NUMBER

Professionally Managed Portfolios	87054112D
EFFECTIVE DATE
	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 15, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Akre Capital Management LLC
Boston Common Asset Management, LLC
Congress Asset Management Co.
Contravisory Investment Management, Inc.
DSM Capital Partners LLC
Windowpane Advisors, LLC
FundX Investment Group, LLC
GoodHaven Capital Management, LLC
Hodges Capital Management, Inc.
NorthCoast Asset Management, LLC
Osterweis Capital Management, Inc.
Osterweis Capital Management, LLC
Perkins Capital Management, Inc.
Portfolio 21 Investments
St. Denis J. Villere & Company
Tygh Capital Management, Inc.
Quasar Distributors, LLC
US Bancorp Fund Services, LLC
Professionally Managed Portfolios, Inc., a series fund consisting of:
o	Akre Focus Fund
o	Boston Common International Fund
o	Brown Advisory Flexible Value Fund
o	Brown Advisory Growth Equity Fund
o	Brown Advisory Intermediate Income Fund
o	Brown Advisory Maryland Bond Fund
o	Brown Advisory Opportunity Fund
o	Brown Advisory Small Cap Growth Fund
o	Brown Advisory Small Cap Fundamental Value Fund
o	Brown Advisory Value Equity Fund
o	Brown Equity Income Fund
o	Brown Advisory Tactical Bond Fund

o	CAN SLIM Select Growth Fund
o	Congress Large Cap Growth Fund
o	Contravisory Strategic Equity Fund
o	DSM Large Cap Growth Fund
o	Fund X Aggressive Upgrader Fund
o	Fund X Conservative Upgrader Fund
o	Fund X ETF Aggressive Upgrader Fund
o	Fund X ETF Upgrader Fund
o	Fund X Flexible Income Fund
o	Fund X Tactical Total Return Fund
o	Fund X Tactical Upgrader Fund
o	Fund X Upgrader Fund
o	GoodHaven Fund
o	Hodges Blue Chip 25 Fund
o	Hodges Equity Income Fund
o	Hodges Fund
o	Hodges Pure Contrarian Fund
o	Hodges Small Cap Fund
o	Jordan Opportunity Fund
o	Osterweis Fund
o	Osterweis Strategic Income Fund
o	Osterweis Strategic Investment Fund
o	The Perkins Discovery Fund
o	Portfolio 21
o	TCM Small Cap Growth Fund
o	TCM Small-Mid Cap Growth Fund
o	Villere Balanced Fund
o	Winslow Green Growth Fund

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 2

INSURED	BOND NUMBER

Professionally Managed Portfolios	87054112D
EFFECTIVE DATE
	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 15, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this policy, it is hereby understood and agreed that Section V.Q of this policy is amended to read as follows:

"Q.
Arising out of or in any way involving any actual or alleged Wrongful Act committed by (1) a Non-Fund, or (2) a Director or Officer of a Non-Fund, or (3) a person for whose Negligent Acts, Errors, or Omissions a Non-Fund is legally responsible, unless such Wrongful Act was committed with respect to the provision of services by a Non-Fund Company to a Company which is a Fund, or to shareholders of such Fund in connection with the issuance, transfer, or redemption of their Fund shares, and in each case only to the extent such Loss is otherwise covered by this policy."

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 3

INSURED	BOND NUMBER

Professionally Managed Portfolios	87054112D
EFFECTIVE DATE
	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 15, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this policy, it is hereby understood and agreed that with respect to any and all Claims made against, and any and all Unrealized Liabilities involving any or all Insureds other than Independent Directors, the Aggregate Limit of Liability for the Policy Period, inclusive of Costs of Defense, shall be Two Million Dollars ($2,000,000).

It is further understood and agreed that the foregoing Aggregate Limit of Liability shall be a part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations.

It is further understood and agreed that as used in this endorsement, "Independent Directors" means Directors of a Company which is an Investment Company who are not "interested persons" of such Company, with "interested person" having the same meaning as in Section 2(a)(19) of the Investment Company Act of 1940.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 4

INSURED	BOND NUMBER

Professionally Managed Portfolios	87054112D
EFFECTIVE DATE
	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 15, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this policy, it is hereby understood and agreed that the Insurer shall not be liable to make any payment for any Loss or Costs of Correction in connection with any Claim or Unrealized Liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving any claim, demand, cause of action, legal or quasi-legal proceeding or administrative proceeding pending, or orders, decrees or judgments entered, against Hodges Capital Management, Inc. or Perkins Capital Management, Inc. on or prior to April 20, 1993 or any fact, circumstance or situation underlying or alleged therein.

It is further understood and agreed that the Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against, or any Costs of Correction in connection with any Unrealized Liability involving, Osterweis Capital Management, Inc. or any Director or Officer thereof, where such Claim or Unrealized Liability is based upon, arises out of, directly or indirectly results from, is in consequence of, or in any way involves any Wrongful Act committed prior to April 20, 1994.

It is further understood and agreed that the Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against, or any Costs of Correction in connection with any Unrealized Liability involving, Hester Capital Management, Inc. or any Director or Officer thereof, where such Claim or Unrealized Liability is based upon, arises out of, directly or indirectly results from, is in consequence of, or in any way involves any Wrongful Act committed prior to September 1, 1998.

It is further understood and agreed that the Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against, or any Costs of Correction in connection with any Unrealized Liability involving, St. Denis J. Villere & Company, LLC or the Villere Balanced Fund or any Director or Officer thereof, where such Claim or Unrealized Liability is based upon, arises out of, directly or indirectly results from, is in consequence of, or in any way involves any Wrongful Act committed prior to June 7, 2002.

It is further understood and agreed that the Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against, or any Costs of Correction in connection with any Unrealized Liability involving, FundX Investment Group or the FundX Upgrader Fund or any Director or Officer thereof, where such Claim or Unrealized Liability is based upon, arises out of, directly or indirectly results from, is in consequence of, or in any way involves any Wrongful Act committed prior to June 21, 2002.

It is further understood and agreed that the Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against, or any Costs of Correction in connection with any Unrealized Liability involving, FundX Aggressive Upgrader Fund, Fund X Conservative Upgrader Fund, FundX Flexible Income Fund or the Osterweis Strategic Income Fund or any Director or Officer thereof, where such Claim or Unrealized Liability is based upon, arises out of, directly or indirectly results from, is in consequence of, or in any way involves any Wrongful Act committed prior to October 31, 2002.

It is further understood and agreed that the Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against, or any Costs of Correction in connection with any Unrealized Liability involving, Greenville Capital Management, Inc. or the Greenville Small Cap Growth Fund or any Director or Officer thereof, where such Claim or Unrealized Liability is based upon, arises out of, directly or indirectly results from, is in consequence of, or in any way involves any Wrongful Act committed prior to May 3, 2004.

It is further understood and agreed that the Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against, or any Costs of Correction in connection with any Unrealized Liability involving, Tygh Capital Management, Inc, or the TCM Small Cap Growth Fund or any Director or Officer thereof, where such Claim or Unrealized Liability is based upon, arises out of, directly or indirectly results from, is in consequence of, or in any way involves any Wrongful Act committed prior to October 1, 2004.

It is further understood and agreed that the Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against, or any Costs of Correction in connection with any Unrealized Liability involving, Stephens Investment Management Group, LLC or any Director or Officer thereof, where such Claim or Unrealized Liability is based upon, arises out of, directly or indirectly results from, is in consequence of, or in any way involves any Wrongful Act committed prior to December 1, 2005.

It is further understood and agreed that the Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against, or any Costs of Correction in connection with any Unrealized Liability involving, Frontier Investment Management Company or any Director or Officer thereof, where such Claim or Unrealized Liability is based upon, arises out of, directly or indirectly results from, is in consequence of, or in any way involves any Wrongful Act committed prior to December 21, 2005.

It is further understood and agreed that the Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against, or any Costs of Correction in connection with any Unrealized Liability involving, Jurika, Mills, & Keifer, LLC or any Director or Officer thereof, where such Claim or Unrealized Liability is based upon, arises out of, directly or indirectly results from, is in consequence of, or in any way involves any Wrongful Act committed prior to November 30, 2006.

It is further understood and agreed that the Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against, or any Costs of Correction in connection with any Unrealized Liability involving, Winslow Green Solutions Fund, Winslow Green Growth Fund, Winslow Management Company, LLC or any Director or Officer thereof, where such Claim or Unrealized Liability is based upon, arises out of, directly or indirectly results from, is in consequence of, or in any way involves any Wrongful Act committed prior to May 27, 2008.

It is further understood and agreed that the Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against, or any Costs of Correction in connection with any Unrealized Liability involving, Northcoast Asset Management, LLC or any Director or Officer thereof, where such Claim or Unrealized Liability is based upon, arises out of, directly or indirectly results from, is in consequence of, or in any way involves any Wrongful Act committed prior to February 15, 2009.

It is further understood and agreed that the Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against, or any Costs of Correction in connection with any Unrealized Liability involving, Congress Large-Cap Growth Fund, Congress Asset Management Company, LLP or any Director or Officer thereof, where such Claim or Unrealized Liability is based upon, arises out of, directly or indirectly results from, is in consequence of, or in any way involves any Wrongful Act committed prior to March 31, 2009.

It is further understood and agreed that the Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against, or any Costs of Correction in connection with any Unrealized Liability involving, Jordan Opportunity Fund, Windowpane Advisors, LLC or any Director or Officer thereof, where such Claim or Unrealized Liability is based upon, arises out of, directly or indirectly results from, is in consequence of, or in any way involves any Wrongful Act committed prior to May 1, 2009.

It is further understood and agreed that the Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against, or any Costs of Correction in connection with any Unrealized Liability involving, Akre Capital Management, LLC or any Director or Officer thereof, where such Claim or Unrealized Liability is based upon, arises out of, directly or indirectly results from, is in consequence of, or in any way involves any Wrongful Act committed prior to August 31, 2009.

It is further understood and agreed that the Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against, or any Costs of Correction in connection with any Unrealized Liability involving, DSM Capital Partners LLC or any Director or Officer thereof, where such Claim or Unrealized Liability is based upon, arises out of, directly or indirectly results from, is in consequence of, or in any way involves any Wrongful Act committed prior to August 3 1, 2009.

It is further understood and agreed that the Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against, or any Costs of Correction in connection with any Unrealized Liability involving, Brown Investment Advisory, Inc. or any Director or Officer thereof, where such Claim or Unrealized Liability is based upon, arises out of, directly or indirectly results from, is in consequence of, or in any way involves any Wrongful Act committed prior to February 15, 2010.

It is further understood and agreed that the Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against, or any Costs of Correction in connection with any Unrealized Liability involving, Forum Funds or any Director or Officer thereof, where such Claim or Unrealized Liability is based upon, arises out of, directly or indirectly results from, is in consequence of, or in any way involves any Wrongful Act committed prior to April 12, 2010.

It is further understood and agreed that the Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against, or any Costs of Correction in connection with any Unrealized Liability involving, Boston Common Asset Management, LLC or any Director or Officer thereof, where such Claim or Unrealized Liability is based upon, arises out of, directly or indirectly results from, is in consequence of, or in any way involves any Wrongful Act committed prior to January l, 2011.

It is further understood and agreed that the Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against, or any Costs of Correction in connection with any Unrealized Liability involving, GoodHaven Capital Management, LLC or any Director or Officer thereof, where such Claim or Unrealized Liability is based upon, arises out of, directly or indirectly results from, is in consequence of, or in any way involves any Wrongful Act committed prior to April 6, 2011.

It is further understood and agreed that the Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against, or any Costs of Correction in connection with any Unrealized Liability involving, Contravisory Strategic Equity Fund, Contravisory Investment Management, Inc. or any Director or Officer thereof, where such Claim or Unrealized Liability is based upon, arises out of, directly or indirectly results from, is in consequence of, or in any way involves any Wrongful Act committed prior to June 30, 2011.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 5

INSURED	BOND NUMBER

Professionally Managed Portfolios	87054112D
EFFECTIVE DATE
	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 15, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this policy, it is hereby understood and agreed that Section V.J of this policy is amended to read as follows:

"J. Arising out of or in any way involving any Wrongful Acts committed prior to

(1)	April 20, 1998 if any Insured at such date knew or could have reasonably foreseen that such Wrongful Acts were or might be the basis of a Claim;

(2)
February 15,2006, with respect to the $500,000 excess of $1,000,000 layer only, if any Insured at such date knew or could have reasonably foreseen that such Wrongful Acts were or might be the basis of a Claim;

(3)
February 15,2007, with respect to the $500,000 excess of $1,500,000 layer only, if any Insured at such date lcnew or could have reasonably foreseen that such Wrongful Acts were or might be the basis of a Claim."

(4)
February 15,2011, with respect to the $500,000 excess of $2,000,000 layer only, if any Insured at such date knew or could have reasonably foreseen that such Wrongful Acts were or might be the basis of a Claim."

Nothing herein contained shall be held to vary, alter, waive or extend any of the terns, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 6

INSURED	BOND NUMBER

Professionally Managed Portfolios	87054112D
EFFECTIVE DATE
	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 15, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this policy, it is hereby understood and agreed that Item 1 of the Declarations, Named Insured Company, shall include the following Companies:

INSURED	SEPARATION DATE
Greenville Capital Management	February 22, 2008
Hester Capital Management	February 29, 2008
Winslow Management Company LLC	July 29, 2009
Jurika, Mills & Keifer, LLC	August 31, 2010
Frontier Investment Management Company	March 31, 2011
Stephens Investment Management Group, LLC	February 24, 2012
Brown Investment Advisory, Inc.	February 15, 2012

except that the Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against such Company or any Directors or Officers thereof, or any Costs of Correction in connection with any Unrealized Liability involving the Company, except for Loss or Costs of Correction resulting from any Claim or Unrealized Liability for a Wrongful Act committed on or before the SEPARATION DATE indicated, but only to the extent otherwise covered by this policy.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 7

INSURED	BOND NUMBER

Professionally Managed Portfolios	87054112D
EFFECTIVE DATE
	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 15, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this policy, it is hereby understood and agreed that notwithstanding anything to the contrary in the "Insured versus Insured" exclusion at Section V.H of this policy, coverage under this policy shall extend to Specified Loss incurred by any Independent Director or Insured Fund in an Internal Claim but only to the extent such Specified Loss is otherwise covered under this policy.

It. is further understood and agreed that for purposes of this endorsement:

(1)	"Independent Director" means any Director of the Insured Fund who is not an "interested person" of such Insured Flmd within the meaning of Section 2(a)(l9) of the Investment Company Act of 1940.

(2)
"Intemal Claim" means a non-collusive Claim made by any Insured against any Independent Director of an Insured Fund, or against such Fund, but only if it is a codefendant in such Claim with the Independent Director.

(3)
"Specified Loss" means (i) Costs of Defense, and (ii) settlements and judgments, if an independent counsel selected joint! y by the Insurer and the Independent Director, provides an opinion that (a) in the case of a settlement, the settlement is fair and reasonable in light of the claim asserted, or (b) in the case of a judgment, the Internal Claim was reasonably defended.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 8

INSURED	BOND NUMBER

Professionally Managed Portfolios	87054112D
EFFECTIVE DATE
	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 15, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002 (the "Act”). The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future "insured losses" resulting from certified "acts of terrorism." (Each of these bolded terms is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified "acts of terrorism" will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for 85% of ICI Mutual's "insured losses" in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion. If total "insured losses" of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

This bond has no express exclusion for "acts of terrorism." However, coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the bond for "acts of terrorism" is one percent (1%).

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 9

INSURED	BOND NUMBER

Professionally Managed Portfolios	87054112D
EFFECTIVE DATE
	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 15, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this policy, it is hereby understood and agreed that coverage under this policy shall extend to reasonable and necessary legal fees and expenses incurred by any Independent Director of an Insured Fund in his or her capacity as a non-party witness in any lawsuit or investigation brought against the investment adviser or principal underwriter of such Insured Fund (whether or not such investment adviser or principal underwriter is a Company under this policy), notwithstanding anything to the contrary in the definitions of "Claim," "Loss," and "Costs of Defense" in Sections III.B, III.K. and III.E, respectively, of this policy. Any such fees and expenses shall be subject to the Deductible set forth in Item 4 of the Declarations for Insuring Agreement, Section I.B, if the Insured Fund indemnifies or is legally permitted to indemnify the Independent Director; if the Insured Fund is not legally permitted to indemnify the Independent Director or if the Insured Fund fails to pay indemnification due to the financial incapability of such Insured Fund following its bankruptcy or receivership, such fees and expenses shall be subject to the Deductible set forth in Item 4 of the Declarations for Insuring Agreement, Section I.A.

It is further understood and agreed that "Independent Director," as used in this endorsement, shall mean any Director of an Insured Fund who is not an "interested person" of such Insured Fund within the meaning of Section 2(a)(19) of the Investment Company Act of 1940.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 10

INSURED	BOND NUMBER

Professionally Managed Portfolios	87054112D
EFFECTIVE DATE
	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 15, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration for the premium charged for this policy, it is hereby understood and agreed that, the Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against, or any Costs of Correction in connection with any Unrealized Liability involving, any Insured, where such Claim or Unrealized Liability is based upon, arises out of or in any way involves any actual or alleged

(1)  market timing of shares of any Investment Company,
(2)  late trading of shares of any Investment Company, or
(3)  selective disclosure of portfolio holdings of any Investment Company,

including, without limitation, any Claim or Unrealized Liability based upon, arising out of or in any way involving any actual or alleged misstatement, misleading statement or omission to disclose, in any registration statement or otherwise, with respect to any of the foregoing.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 11

INSURED	BOND NUMBER

Professionally Managed Portfolios	87054112D
EFFECTIVE DATE
	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 15, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this policy, it is hereby understood and agreed that, the Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against, or any Costs of Correction in connection with any Unrealized Liability involving, any Insured, where such Claim or Unrealized Liability is based upon, arises out of or in any way involves any actual or alleged "fair valuation" of any portfolio securities held by any Investment Company (including, without limitation, any Claim or Unrealized Liability based upon, arising out of or in any way involving any actual or alleged misstatement, misleading statement or omission to disclose, in any registration statement or otherwise, with respect to the foregoing).

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 12

INSURED	BOND NUMBER

Professionally Managed Portfolios	87054112D
EFFECTIVE DATE
	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 15, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration for the premium charged for this policy, it is hereby understood and agreed that notwithstanding anything to the contrary in Section V.A or elsewhere in this policy (including any other endorsement thereto), the Insurer shall not be liable to make any payment for any Loss in connection with any Claim, or for any Costs of Correction in connection with any Unrealized Liability, based upon, arising out of or in any way involving any actual or alleged payment, direct or indirect, of any compensation in connection with the sale, marketing or promotion of securities issued by any Investment Company (including, without limitation, any Claim or Unrealized Liability based upon, arising out of or in any way involving any actual or alleged misstatement, misleading statement or omission to disclose, in any registration statement or otherwise, with respect to the foregoing) ("Designated Claim" or "Designated Unrealized Liability," respectively); provided, however, that in the case of a Designated Claim only, this exclusion shall not apply to (i) Costs of Defense with respect to such Claim, or (ii) Unreimbursed Loss of an Independent Director with respect to such Claim.

It is further understood and agreed that for the purposes of this endorsement:

(1)	"Independent Director" means any Director of any Company that is an Insured Fund, who is not an "interested person" of such Company within the meaning of Section

(2)	"Insured Fund" means any Company that is an Investment Company;

(3)
"Reimbursed Loss" means Loss which any Insured Fund, investment adviser to an Insured Fund, or affiliate of such Insured Fund or adviser (i) actually pays to or on behalf of an Independent Director, as indemnification or otherwise; or (ii) is legally permitted to pay to or on behalf of an Independent Director, as indemnification or otherwise, but does not pay, unless such failure to pay is due to the financial incapability of such entity following its bankruptcy or receivership;

(4)	"Unreimbursed Loss" means Loss that is not Reimbursed Loss.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 13

INSURED	BOND NUMBER

Professionally Managed Portfolios	87054112D
EFFECTIVE DATE
	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 15, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this policy, it is hereby understood and agreed that notwithstanding anything to the contrary in this policy (including, without limitation, anything in Section IX.G, "Subrogation," that may be interpreted as to the contrary), the Insurer shall not be liable to make any payment for any Loss or Costs of Correction in connection with any Subadvisor-Related Claim or Sub advisor-Related Unrealized Liability, except with respect to such amount of the Loss or Costs of Correction that exceeds amounts indemnifiable (whether or not collected or collectible) by the Subadvisor, and then only to the extent such excess is otherwise covered by this policy.

It is further understood and agreed that for purposes of this endorsement:

1.
"Subadvisor-Related Claim" or "Subadvisor-Related Unrealized Liability" means any Claim or Unrealized Liability based upon, arising out of, or in any way involving any actual or alleged act, error or omission by a Sub advisor.

2.
"Subadvisor" means any person or entity (other than a Company) that provides Investment Advisory Services to or for any Company which is a Fund pursuant to any subadvisory contract or other arrangement with such Fund and/or a Non-Fund Company.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 14

INSURED	BOND NUMBER

Professionally Managed Portfolios	87054112D
EFFECTIVE DATE
	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 15, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this policy, and notwithstanding anything to the contrary in Section IX.E ("Unitary Contract") or elsewhere in this policy or the Application, it is hereby understood and agreed that:

(1)	this policy shall be deemed a severable contract of insurance as regards Independent Directors only;

(2)	Section I.A and Section I.B of this policy shall in no event be rescindable as regards Independent Directors; and

(3)
the Insurer shall not invoke actual or alleged omissions or misrepresentations in the Application as a legal or equitable defense to coverage for Independent Directors in any Claim made against them, or otherwise seek to avoid coverage for Independent Directors on such a basis in such a Claim.

It is further understood and agreed that as used in this endorsement, "Independent Directors" mean Directors of an Insured Fund who are not "interested persons" of such Insured Fund within the meaning of Section 2(a)(19) of the Investment Company Act of 1940.

Nothing herein contained shall be held to affect the Insurer's rights or defenses as to any other Insureds, or to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 15

INSURED	BOND NUMBER

Professionally Managed Portfolios	87054112D
EFFECTIVE DATE
	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 15, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

WHISTLEBLOWER ENDORSEMENT

In consideration of the premium charged for this policy, it is hereby understood and agreed that:

1.	Section V.H of this policy shall be amended to add: "or (4) any Whistleblower SEC Claim."

2.	Section V.E(1) of this policy shall be amended to read as follows: "(1) assault, battery, loss of consortium, wrongful termination, or Whistleblower Retaliation; or"

3.
The amount of Loss, if any, incurred by an Insured in a Whistleblower SEC Claim shall be calculated without reference to any associated SEC Bounty, such that the amount of any such SEC Bounty shall neither increase nor decrease the Loss, if any, resulting from a Whistleblower SEC Claim for which coverage may otherwise be available under this policy.

4.	As used in this endorsement:

i.
"Whistleblower SEC Claim" shall mean any Claim that is an investigation by the U.S. Securities and Exchange Commission based (in whole or in part) upon information from a "whistleblower," or a related "covered judicial or administrative action" or "related action," as those terms are defined in Section 21F of the Securities Exchange Act of 1934 (established by Section 922 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) (the "Dodd-Frank Act).

ii.
"Whistleblower Retaliation" shall mean any retaliatory action taken against any person by reason of his or her actual or suspected status as a "whistleblower" (as defined in the Dodd-Frank Act or otherwise) (including, but not limited to, any retaliatory action prohibited by Section 1514A(a) of title 18, United States Code (established by Section 806 of the Sarbanes-Oxley Act) or by Section 21F of the Securities Exchange Act of 1934).

iii.	"SEC Bounty" shall mean any amount paid to one or more "whistleblowers" pursuant to the Section 21F of the Securities Exchange Act of 1934.

Nothing herein contained shall be held to vary, alter, waiver or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 16

INSURED	BOND NUMBER

Professionally Managed Portfolios	87054112D
EFFECTIVE DATE
	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 15, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

SDDI ENDORSEMENT

In consideration of the premium charged for this policy, it is hereby understood and agreed that notwithstanding anything to the contrary in this policy, the Insurer shall pay fifty percent (50%) of Derivative Demand Investigation Expenses resulting from a Shareholder Derivative Demand first made during the Policy Period (or if applicable, during the discovery period set forth in Section IV of this policy), subject to the following terms, conditions and limitations:

1.    No Deductible: The coverage provided hereunder for Derivative Demand Investigation Expenses shall not be subject to any Deductible set forth in Item 4 of the Declarations.

2.    Maximum Aggregate Limit Payable by the Insurer: The maximum aggregate limit of liability of the Insurer for any and all Derivative Demand Investigation Expenses for any and all Shareholder Derivative Demands first made during the Policy Period (or during the discovery period set forth in Section IV of this policy, if applicable) shall be $1 million, regardless of the time of payment by the Insurer. This $1 million aggregate limit of liability shall be a part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations. The Insureds shall bear all remaining Derivative Demand Investigation Expenses, and in no event shall the Insurer be liable under this policy to pay more than $1 million in Derivative Demand Investigation Expenses.

3.    Insurance Reimbursement to be made to a Designated Representative: The Insurer shall make payment for Derivative Demand Investigation Expenses to an entity or person duly authorized on behalf of the Insured(s) to receive reimbursement of such expenses. The Insured( s) shall, as a condition precedent to their rights of recovery under this endorsement, give to the Insurer such information and documentation as the Insurer may reasonably require to demonstrate the existence of the Shareholder Derivative Demand(s) and the particulars of the resulting Derivative Demand Investigation Expenses. It shall be the responsibility and duty of the Insured(s) and not the Insurer (a) to investigate and evaluate any Shareholder Derivative Demands, and (b) to allocate reimbursements of Derivative Demand Investigation Expenses between and among Insureds.

4.    Notice to Insurer; Interrelated Shareholder Derivative Demands, Claims and Unrealized Liabilities:

(a)    Notwithstanding that a Shareholder Derivative Demand is not a "Claim" or an "Unrealized Liability," Sections IV.A, VI.B and VIII.B of this policy shall be deemed to apply to Shareholder Derivative Demands as those sections apply to "Claims" and "Unrealized Liabilities."

(b)    Accordingly, by way of illustration and without limiting Section VI.B: (i) multiple Shareholder Derivative Demands shall be considered a "single Shareholder Derivative Demand" under the circumstances specified in Section VI.B; (ii) each such "single Shareholder Derivative Demand" shall be deemed to fall within the Policy Period designated in Section VI.B; and (iii) a "single Claim" or "single Unrealized Liability" may include one or more Shareholder Derivative Demands, and a "single Shareholder Derivative Demand" may include one or more Claims or Unrealized Liabilities.

(c)    Notwithstanding the foregoing, in the case of a Shareholder Derivative Demand that is part of a "single Claim" or "single Unrealized Liability," or in the case of a Claim or Unrealized Liability that is part of a "single Shareholder Derivative Demand," nothing in Section VI.B shall be deemed (i) to require the application of a Deductible to Derivative Demand Investigation Expenses, (ii) to excuse the application of a Deductible to Loss (including Costs of Defense) or Costs of Correction, (iii) to increase the maximum aggregate limit payable by the Insurer for Derivative Demand Investigation Expenses as set forth in Item 2 above, or (iv) to excuse the need for differentiation and an appropriate allocation to be made as between fees and expenses that constitute Derivative Demand Investigation Expenses, on the one hand, and fees and expenses that constitute Costs of Defense, on the other.

5.    Definitions: As used in this endorsement:

(a)    "Shareholder Derivative Demand" means a written communication that: (i) is made by one or more shareholders of an Insured RIC who are not themselves Directors or Officers of such Insured RIC, (ii) demands that the board of Directors of such Insured RIC initiate a civil proceeding on behalf of, or in the name or the right of, the Insured RIC in a court which is legally authorized to render an enforceable judgment or order for money damages or other relief, and (iii) demands that such civil proceeding be brought against Directors or Officers of the Insured RIC, or against an Affiliated Provider, for a Wrongful Act.

(b)    "Derivative Demand Investigation Expenses" mean reasonable legal and expert fees and expenses incurred by an Insured RIC, or by its board of Directors or any committee thereof, or by any other Insured, in connection with the investigation or evaluation, by or on behalf of the Insured RIC, of any Shareholder Derivate Demand; provided, however, Derivative Demand Investigation Expenses shall not include salaries, wages, overhead, or benefit expenses associated with Directors, Officers or employees of the Insured RIC or of any other Insured.

(c)    "Affiliated Provider" means (1) the "investment adviser" (as defined in the Investment Company Act of 1940) to such Insured RIC (but excluding any sub-adviser), and (2) any other entity that provides investment advisory, administrative, underwriting or transfer agent services to such Insured RIC, but only if such entity directly or indirectly controls, is controlled by, or is under common control with, such investment adviser.

(d)    "Insured RIC" means a Company that is an investment company registered under the Investment Company Act of 1940.

* * *

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 17

INSURED	BOND NUMBER

Professionally Managed Portfolios	87054112D
EFFECTIVE DATE
	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 15, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this policy, it is hereby understood and agreed that Item 1 of the Declarations, Named Insured Company, shall include the following as of the effective date indicated:

FUND NAME	EFFECTIVE DATE
o Boston Common U.S. Equity Fund, a series of: Professionally Managed Portfolios, Inc.	April 30, 2012
o DSM Global Growth Fund, a series of: Professionally Managed Portfolios, Inc.	March 30, 2012
Muzinich & Company, Inc. o Muzinich Short Duration High Yield Corporate Debt Fund, each a series of: Professionally Managed Portfolios, Inc.	March 16, 2012

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 18

INSURED	BOND NUMBER

Professionally Managed Portfolios	87054112D
EFFECTIVE DATE
	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 15, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

Notwithstanding Section V.J. of this policy and in consideration of the premium charged for this policy, it is hereby understood and agreed that the Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against, or any Costs of Correction in connection with any Unrealized Liability involving,

Muzinich & Company, Inc.

or any Director or Officer thereof, where such Claim or Unrealized Liability is based upon, arises out of, directly or indirectly results from, is in consequence of, or in any way involves any Wrongful Act committed prior to March 16, 2012.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 19

INSURED	BOND NUMBER

Professionally Managed Portfolios	87054112D
EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this policy, it is hereby understood and agreed that Item 1 of the Declarations, Named Insured Company, shall include the following:

m	Osterweis Institutional Equity Fund, a series of:
Professionally Managed Portfolios, Inc.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions. agreements or limitations of this policy other than as above stated.

EC1.0-00 (8/00)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 20

INSURED	BOND NUMBER

Professionally Managed Portfolios	87054112D
EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE

August 27,2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

Notwithstanding Section V.J. of this policy and in consideration of the premium charged for this policy, it is hereby understood and agreed that the Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against, or any Costs of Correction in connection with any Unrealized Liability involving,

Becker Capital Management, Inc.

or any Director or Officer thereof, where such Claim or Unrealized Liability is based upon, arises out of, directly or indirectly results from, is in consequence of, or in any way involves any Wrongful Act committed prior to August 27, 2012.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

EC20.0-00 (8/00)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 21

INSURED	BOND NUMBER

Professionally Managed Portfolios	87054112D
EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE

August 27,2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this policy, it is hereby understood and agreed that Item 1 of the Declarations, Named Insured Company, shall include the following:

m	Becker Value Equity Fund, a series of:
Professionally Managed Portfolios, Inc.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

EC1.0-00 (8/00)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 22

INSURED	BOND NUMBER

Professionally Managed Portfolios	87054112D
EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE

October 31,2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this policy, it is hereby understood and agreed that Item 1 of the Declarations, Named Insured Company, shall include the following:

m	Congress Mid Cap Growth Fund
m	Congress All Cap Opportunity Fund, a series of:
Professionally Managed Portfolios, Inc.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

EC1.0-00 (8/00)

Renewal of Fidelity Bond

WHEREAS, the Board of Trustees has determined that it is in the best interests of the Funds to renew fidelity bond coverage covering the Funds against larceny and embezzlement by, among others, officers and employees of the Funds, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended;

NOW, THEREFORE, IT IS RESOLVED, that the Funds’ fidelity bond coverage be renewed with ICI Mutual Insurance Company in the amount of $2.5 million with an annual premium amount of approximately $22,145 for a one-year term upon its expiration on February 15, 2013;

FURTHER RESOLVED, that the amount of the fidelity bond coverage is approved after consideration of all factors deemed relevant by the Board, including, but not limited to, the existing and projected value of the aggregate assets of the Funds to which any covered person may have access, the estimated amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping for such assets and the nature of the securities held by each Fund;

FURTHER RESOLVED, that subject to the ratification of the Board, the officers of the Trust be, and they hereby are, authorized to increase the amount of the bond as may be necessary to satisfy the requirements of Rule 17g-1(d) under the Investment Company Act of 1940; and

FURTHER RESOLVED, that any officer of the Trust is authorized to make any and all payments and do any and all other acts, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with the foregoing resolution.

Renewal of Directors’ and Officers’ Liability Insurance

WHEREAS, the Board of Trustees has determined that it is in the best interests of the Funds to continue to participate in a directors’ and officers’ liability insurance policy;

NOW, THEREFORE, IT IS RESOLVED, that the Funds’ directors’ and officers’ coverage be renewed with ICI Mutual Insurance Company in the amount of $2.5 million with an annual premium amount of approximately $105,060 for a one-year term upon its expiration on February 15, 2013; and it is

FURTHER RESOLVED, that the officers of the Fund(s) be, and they hereby are, authorized to make any and all payments and do any and all other acts, in the name of the Fund(s) and on its/their behalf, as they may determine to be necessary or appropriate with the advice of Fund counsel in order to implement the foregoing resolution.